MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.
     Forward-looking statements include statements regarding:
•	our future operating or financial results;

•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;

•	drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our ability to pay dividends in the future;

•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;

•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;

•	changes in seaborne and other transportation patterns;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation and incidents involving our vessels;

•	global and regional political conditions;

•	acts of terrorism and other hostilities; and

•	other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.

     We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
     FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” “we,” “us,” or “our.” This Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes thereto, which are included elsewhere in this report.
     General
     We are a shipping company that currently operates eight vessels in the drybulk shipping market through our wholly owned subsidiaries. We were formed on April 23, 2004 under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands, to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board. Our common stock, Class W warrants and Class Z warrants currently trade on the Nasdaq Global Market.
     The operations of our vessels are managed by Free Bulkers, S.A., or Free Bulkers, an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services. These services include, at a monthly fee per vessel, the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Also for a fee, Free Bulkers covers the commercial management of our fleet, such as identifying suitable vessel charter opportunities. Free Bulkers has entered into a subcontract agreement with Safbulk Pty, Ltd. (or Safbulk), a company controlled by one of our affiliates, for the commercial management of our fleet. In addition, Free Bulkers provides us with all the necessary accounting services and, effective July 1, 2007, all the necessary financial reporting services for a fixed quarterly fee.
     During the three and six-month periods ended June 30, 2008, our fleet consisted of six Handysize and one Handymax vessels that carried a variety of drybulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. During the six -month period ended June 30, 2007 our fleet consisted of three Handysize vessels. On April 27, 2007, we sold one of the three vessels, the M/V Free Fighter, for gross proceeds of $11,075,000, and net proceeds of $10,606,000 after deducting selling costs.
     On July 7, 2008, we acquired the M/V Free Lady built in 2003 with a carrying capacity of 50,246 dwt for $65,200,000.
The following table details the vessels owned as of the date of this filing

Vessel Name	Type	Dwt	Employment	Built	Purchase price
M/V Free Destiny	Handysize	25,240	60-90 day time charter to mid Septermber-October 2008 at $28,500 per day	1982	$7.60 million
M/V Free Envoy	Handysize	26,318	One year time-charter through June 2008 at a rate of $32,000 per day.	1984	$9.50 million
M/V Free Hero	Handysize	24,318	Balance of time charter through December 2008/February 2009 $14,500 per day	1995	$25.25 million
M/V Free Jupiter	Handymax	47,777	Balance of time charter through February 2011 at $32,000 per day for first year, $28,000 per day for second year and $24,000 per day for third year.	2002	$47.00 million
M/V Free Goddess	Handysize	22,051	Balance of time charter through November 2009 at $19,250 per day	1995	$25.20 million
M/V Free Knight	Handysize	24,111	Balance of time charter to mid-March 2009 at $31,500 per day	1998	$39.25 million
M/V Free Impala	Handysize	24,111	Balance of time charter to April 2009 at $31,500 per day	1997	$37.5 million

M/V Free Lady	Handymax	50,246	Two-year time charter through June 2009 at $51,150 per day.	2003	$65.20 million
     One of our vessels, the M/V Free Jupiter, underwent an unscheduled dry-docking for repairs necessitated by a grounding incident off the coast of the Philippines on September 21, 2007. Upon completion of repairs on February 28, 2008, the vessel was delivered to her charterers for her three-year time charter. We expect that the vessel’s insurance will cover the vessel’s repairs and related expenses, less applicable deductibles. As of June 30, 2008, the Company had received insurance proceeds on account $4,845,000 and, subsequent to June 30, 2008, another $605,000.
Acquisition of Vessels
     From time to time as opportunities arise, we intend to acquire additional secondhand drybulk carriers. We accepted delivery of the M/V Free Lady on July 7, 2008, as described in Note 18 to our unaudited condensed consolidated financial statements. Vessels are generally acquired free of charter. The M/V Free Hero was acquired subject to a novation, or assumption, of its existing charter. When a vessel is acquired free of charter, we enter into a new charter contract. The shipping industry uses income days (also referred to as “voyage” or “operating” days) to measure the number of days in a period during which vessels actually generate revenues.
     Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without a charter) as the acquisition of an asset rather than a business. When we acquire a vessel, we conduct, also consistent with shipping industry practice, an inspection of the physical condition of the vessel, unless practical considerations do not allow such an inspection. We also examine the vessel’s classification society records. We do not obtain any historical operating data for the vessel from the seller. We do not consider that information material to our decision on acquiring the vessel.
     Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records and log books, including past financial records and accounts related to the vessel. Upon the change in ownership, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state, in the event the buyer determines to change the vessel’s flag state.
     It is rare in the shipping industry for the last charterer of a vessel from a seller to continue as the first charterer of the vessel from the buyer. This, however, was the case with the M/V Free Knight and M/V Free Impala, where the last charter chose to contract new charters with us, the buyers. Where a vessel has been under a voyage charter, the seller delivers the vessel free of charter to the buyer. When a vessel is under time charter and the buyer wishes to assume that charter, the buyer cannot acquire the vessel without the charterer’s consent and an agreement between the buyer and the charterer for the buyer to assume the charter. The purchase of a vessel does not in itself transfer the charter because the charter is a separate service agreement between the former vessel owner and the charterer.
     When we acquire a vessel and want to assume or renegotiate a related time charter, we must take the following steps:
•	Obtain the charterer’s consent to us as the new owner;

•	Obtain the charterer’s consent to a new technical manager;

•	Obtain the charterer’s consent to a new flag for the vessel, if applicable;

•	Arrange for a new crew for the vessel;

•	Replace all hired equipment on board the vessel, such as gas cylinders and communication equipment;

•	Negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	Register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state, if we change the flag state;

•	Implement a new planned maintenance program for the vessel; and

•	Ensure that the new technical manager obtains new certificates of compliance with the safety and vessel security regulations of the flag state.
     Our business comprises the following primary components:
•	Employment and operation of our drybulk carriers; and

•	Management of the financial, general and administrative elements involved in the ownership and operation of our drybulk vessels.
     The employment and operation of our vessels involve the following activities:
•	Vessel maintenance and repair;

•	Planning and undergoing dry-docking, special surveys and other major repairs;

•	Organizing and undergoing regular classification society surveys;

•	Crew selection and training;

•	Vessel spares and stores supply;

•	Vessel bunkering;

•	Contingency response planning;

•	Onboard safety procedures auditing;

•	Accounting;

•	Vessel insurance arrangements;

•	Vessel chartering;

•	Vessel hire management; and

•	Vessel performance monitoring.
Important Measures for Analyzing Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
•	Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

•	Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.

•	Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.

•	Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

•	Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter.

Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

•	Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.

•	Time charter equivalent (TCE). The time charter equivalent equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

•	Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, unrealized gains or losses from changes in the value of derivatives and non-cash charges such as losses on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.
     The following performance measures were derived from our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2008 and 2007, included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.
PERFORMANCE INDICATORS
(All amounts in tables in thousands of United States dollars, except for fleet data )

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
EBITDA (1)	$8,725	$2,863	$12,463	$5,002
Fleet Data:
Average number of vessels (2)	6.98	2.29	6.04	2.64
Ownership days (3)	635	208	1,100	478
Available days (4)	581	208	1,046	478
Operating days (5)	563	203	949	461
Fleet utilization (6)	88.7%	97.6%	86.3%	96.4%
Average Daily Results:
Average TCE rate (7)	$25.304	$16.256	$23.541	$15.855

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Vessel operating expenses (8)	6.496	4.322	6.710	4.839
Management fees (9)	0.665	0.505	0.711	0.502
General and administrative expenses(10)	1.398	3.153	1.415	2.130

Total vessel operating expenses (11)	$7.161	$4.827	$7.421	$5.341
(1) EBITDA reconciliation to net income:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtness. The following is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Net income (loss)	$4,184	$1,710	$4,470	$2,623
Depreciation and amortization	3,198	778	5,314	1,785
Change in derivatives fair value	(641)		54
Interest and finance cost	1,345	375	1,985	$594
Loss on debt Extinguishment	639		639

Adjusted EBITDA	$8,725	$2,863	$12,463	$5,002

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Operating revenues	$15,113	$3,562	$23,755	$7,830
Voyage expenses and commissions	(867)	(262)	(1,415)	(521)
Net operating revenues	14,246	3,300	22,340	7,309
Operating days	563	203	949	461

Time charter equivalent daily rate	$25.304	$16.256	$23.541	$15.855

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
Vessel operating expenses	$4,125	$899	$7,381	$2,313
Ownership days	635	208	1,100	478

Daily vessel operating expense	$6.496	$4.322	$6.710	$4.839

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
     Three and six months ended June 30, 2008 as compared to the three and six months ended June 30, 2007
     REVENUES — Operating revenues for three months ended June 30, 2008 were $15,113,000 compared to $3,562,000, an increase of $11,551,000 for the comparable period in 2007. For the six months ended June 30, 2008, operating revenues were $23,755,000, an increase of $15,925,000 compared to $7,830,000 for the six months ended June 30, 2007. Revenues increased primarily as a result of the increased number of vessels owned and the improved time charter rates.

     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $4,125,000 and $7,381,000 in the three and six months ended June 30, 2008, respectively, as compared to $899,000 and $2,313,000 in the three and six months ended June 30, 2007, respectively. The increase of $3,226,000 and $5,068,000 in vessel operating expenses during the three and six month periods ended June 30, 2008, as compared to the same periods in 2007, resulted naturally from the greater average number of vessels owned (6.98 for the first six months of 2008 vs. 2.28 in the same period of 2007) and the fact that, with the delivery of the newly purchased vessels, M/V Free Knight and M/V Free Impala, we incurred costs in order to bring them up to our operational standards. Consequently, the total daily vessel operating expenses per vessel owned, including the management fees, were $7,161 and $7,421 for the three and six months ended June 30, 2008, respectively, as compared to $4,827 and $5,341 for the comparable periods in 2007, an increase of 48% and 39% for the three and six month periods, respectively.
     VOYAGE EXPENSES — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $167,000 and $255,000 for the three and six months ended June 30, 2008, respectively, as compared to $37,000 and $39,000 for the three and six months ended June 30, 2007, respectively. The increase in voyage expenses reflected empty passages to and from dry-dock for two of our vessels during the three-month period ended June 30, 2008, while the only recorded expenses in the comparable period of 2007 related to a cargo survey at owners’ expense.
     DEPRECIATION AND AMORTIZATION — For the three and six month periods ended June 30, 2008, depreciation expense totaled $3,025,000 and $5,040,000, respectively, as compared to $655,000 and $1,467,000, respectively, for the same period in 2007. The increase in depreciation expense resulted from the growth of our fleet from three to seven vessels and the related investment in fixed assets.
For the three and six-month periods ended June 30, 2008, amortization of dry-dockings and special survey costs totaled $172,000 and $ 274,000, respectively, an increase of $49,000 and decrease of $44,000, respectively, over the expenses reported in the comparable periods of 2007.
     MANAGEMENT FEES — Management fees for each of the three and six months ended June 30, 2008 totaled $547,000 and $1,032,000, respectively, as compared to $225,000 and $360,000, respectively, for the comparable periods in 2007. The increase resulted from the fees paid in connection with the increased number of vessels under the technical management by our affiliate, Free Bulkers. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee equal to $15,000 per vessel (based on the rate of $1.30 per Euro) from the date of the relevant purchase memorandum of agreement. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms. We believe that the management fees paid to Free Bulkers are comparable to those charged by unaffiliated management companies.
     COMMISSIONS AND GENERAL AND ADMINISTRATIVE EXPENSES — For the three months ended June 30, 2008, commissions paid amounted to $700,000 as compared to $225,000 for the three months ended June 30, 2007. Commissions paid during the six months ended June 30, 2008 totaled $1,160,000, compared to $482,000 for the six months ended June 30, 2007. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of freight or hire collected from the employment of our vessels. Free Bulkers has entered into a commercial sub-management agreement with Safbulk, an affiliate of FS Holdings Limited, one of our principal shareholders, pursuant to which Safbulk has agreed to perform charter and post charter management services for our fleet. Free Bulkers has agreed to pay Safbulk a fee equal to 1.25% of freight or hire collected from the employment of our vessels. The increase of $475,000 and $678,000 over the three and six months ended June 30, 2008, respectively, as compared to the same periods in 2007 relate directly to the increase of operating revenues in the respective periods.

General and administrative expenses, which include, among other things, management remuneration, legal , audit and audit related expense, international safety code compliance expenses, travel expenses and communications expenses, totaled $763,000 and $1,306,000 for the three and six months ended June 30, 2008, respectively, as compared to $640,000 and $982,000 for the three and six months ended June 30, 2007, respectively. Our general and administrative expenses increased by $123,000 and $324,000 over the same expenses reported for the three and six-month periods ended June 30, 2007 primarily because of increased audit and legal fees relating to our SEC filings in 2008.
     STOCK-BASED COMPENSATION EXPENSE — For the three and six months ended June 30, 2008, compensation cost totaled $27,000 and $54,000, respectively, as compared to $25,000 and $50,000 for the three and six months ended June 30, 2007, respectively. Compensation costs reflect non-cash, equity based compensation of our executive officers valued by the Black Scholes fair value method as of the date such options were granted. As of June 30, 2008, there was $79 of total unrecognized compensation cost related to nonvested option-based compensation arrangements granted under the plan. The cost is expected to be recognized over a weighted-average period of 2.5 years. No options were vested during the period ended June 30, 2008.
     FINANCING COSTS — For the three months ended June 30, 2008, financing costs were $1,494,000, an increase of $1,080,000 from the $414,000 in the three month period ended June 30, 2007. Financing costs for the six months ended June 30, 2008 were $2,520,000, as compared to $633,000 for the six months ended June 30, 2007. Our financing costs represent primarily the interest paid, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels, and the interest differential paid under the interest rate swap contracts (see also Note 10 to our unaudited consolidated financial statements). The increase in financing costs resulted from the increased interest-bearing debt, which on June 30, 2008 totaled $100,200,000 as compared to $14,500,000 on June 30, 2007 (see also Note 11 to our unaudited condensed financial statements).
The amortization of financing costs for the three and six month periods ended June 30, 2008 totaled $43,000 and $100,000, respectively, or an increase of $26,000 and a decrease $21,000, respectively, over the amortized expenses reported in the comparable periods of 2007. The increases in amortization of finance expenses resulted primarily from financing fees and bank charges related to the new credit facilities secured in the second half of 2007 and first half of 2008 for the purchase of six new vessels, as discussed in Note 11 to our unaudited condensed consolidated financial statements.
     LOSS ON DEBT EXTINGUISHMENT — During the three month period ended June 30, 2008, we concluded the refinancing of the M/V Free Jupiter by drawing the remaining $23,500,000 of Tranche A of the credit Suisse facility and repaying in full the HSH Nordbank senior loan remaining outstanding, thereby recognizing a one-time non-cash expense of $639,000 representing the last unamortized portion of the finance costs related to the HSH Nordbank loan.
     NET INCOME — Net income for the three and six months ended June 30, 2008 was $4,076,000 and $4,363,000, respectively, as compared to $1,710,000 and $2,623,000 for the three and six months ended June 30, 2007, respectively. The increase in net income of 138% and 66% for the three and six month periods, respectively, resulted primarily from increased revenues due to increased number of operating vessels and improved charter rates, while the net income for the same periods in 2007 was primarily due to the recognition of a gain of $1,369,000 from the sale of the M/V Free Fighter.
Liquidity and Capital Resources
     Our principal sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements and make principal repayments on outstanding loan facilities. We expect to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to implement our growth plan. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.
     Cash Flows
     OPERATING ACTIVITIES — Net cash from operating activities increased by $2,808,000 for the six months ended June 30, 2008 compared to the six months ended June 30, 2007. This is attributable to the increase in net income of $1,740,000 and increased depreciation of $3,573,000, which were off-set primarily by a net decrease in accounts payable/accrued liabilities ($1,224,000), and an increase in dry-docking and special survey costs for two vessels ($1,780,000).
     INVESTING ACTIVITIES — We used $84,090,000 of cash in investing activities during the six months ended June 30, 2008, representing acquisition costs for the M/V Free Impala and M/V Free Knight and an advance for the acquisition of the M/V Free Lady, as compared to $794,000 in the first six months of 2007, representing advances of $11,400,000 for the four-vessel 2007 acquisition program, net of the $10,606,000 of proceeds from the sale of the M/V Free Fighter.
     FINANCING ACTIVITIES — Net cash from financing activities during the six months ended June 30, 2008 was $37,440,000 as compared to $6,190,000 for the same period of 2007, a net increase of $31,250,000 attributable mainly to a $35,230,000 net increase of long term debt and $2,087,000 in proceeds from exercises of warrants and stock options.
     On February 7 and May 12, 2008, the Company declared $0.175 per share common stock quarterly dividends amounting to$3,630 and $3,705, respectively. The dividends were paid on February 28 and May 30, 2008, respectively, to shareholders of record as of February 18 and May 20, 2008, respectively. The dividends were declared from cash flow available to the Company. As of the declaration dates, the Company was in an accumulated deficit position and no earnings were available to distribute to shareholders. Therefore, the dividend payments were charged to additional paid-in capital and were considered a return of capital to the shareholders.
     Based on current market conditions, we believe that our current cash balance as well as operating cash flows will be sufficient to meet our liquidity needs for our existing vessels for the next 18 months.
     If we do acquire additional vessels in the future, then we will rely on funds drawn from our existing or new debt facilities, our working capital, proceeds from possible future equity offerings, and revenues from operations to meet our liquidity needs going forward.
     Capital Requirements
     On May 1, 2007, we, through our wholly owned subsidiaries, entered into memoranda of agreement to acquire the M/V Free Hero and the M/V Free Jupiter. We took delivery of the M/V Free Hero and the M/V Free Jupiter on July 3, 2007 and September 5, 2007, respectively.
     On August 20, 2007, we entered into a memorandum of agreement pursuant to which we agreed to purchase a secondhand drybulk carrier, the M/V Free Goddess, from an unaffiliated third party for a purchase price of $25,200,000. We took delivery of the M/V Free Goddess in October 2007.
     The M/V Free Hero and the M/V Free Jupiter were acquired for a total price of $72,250,000 from non-affiliated parties. The M/V Free Goddess was acquired for a total price of $25,200,000 from non-affiliated parties. The acquisition of the M/V Free Hero, the M/V Free Jupiter and the M/V Free Goddess were, financed through a combination of bank debt available for this purpose, a shareholder loan and our available cash on hand as previously discussed.
     The M/V Free Destiny and the M/V Free Envoy, two of the six Handysize drybulk carriers we own, are 26 and 25 years old, respectively. For financial statement purposes, we use an estimated useful life of

27 years for each vessel. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The M/V Free Destiny, which is 26 years old, underwent its scheduled dry-dock and special survey in October /November 2007 and its next intermediate dry-docking is scheduled for second/third quarter 2009. The M/V Free Envoy, which 25 years old, just completed its special survey dry-docking on June 30, 2008 and its next intermediate dry-docking is scheduled for 2011. If future dry-docking surveys do not require us to make extensive capital outlays to keep the vessels profitably operating, then the M/V Free Destiny and the M/V Free Envoy should continue in use by extending their estimated useful lives; otherwise, it is likely that they will be disposed of and replaced by newer built vessels. The M/V Free Fighter underwent her regularly scheduled fifth special survey and dry-docking in November and December 2006. Based on the fifth special survey and dry-docking, the estimated useful life of the M/V Free Fighter was changed to 30 years and was subsequently sold during the period ended June 30, 2007.
     As discussed earlier, we acquired three additional newer built vessels in 2008, namely the Handysize vessels M/V Free Knight, on March 19, 2008 for the purchase price of $39,250,000, and the M/V Free Impala on April 2, 2008 for a purchase price of $37,500,000. On July 7, 2008, we acquired the Handymax vessel M/V Free Lady for a purchase price of $65,200,000. These acquisitions were partly financed by bank debt and our available cash on hand as previously discussed.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire drybulk carriers on favorable terms and secure partial financing at appropriate terms.
     Long-Term Debt
     We and our subsidiaries have obtained financing from unaffiliated lenders for our vessels.
     We have secured credit facilities from Hollandsche Bank — Unie N.V. (“HBU”) in the aggregate amount presently available of $32,250,000, of which $27,750,000 is outstanding. The credit facilities are secured by mortgages on the M/V Free Destiny, M/V Free Envoy and M/V Free Knight, and are cross defaulted.
     Credit Suisse has provided us with a $91,000,000 roll over loan facility in two tranches; (i) Tranche A of $47,800,000, for the re-financing of the M/V Free Hero, M/V Free Goddess and M/V Free Jupiter (replacing previous financing of $68,000,000 by HSH Nordbank under its senior loan and by BTMU under its $21,500,000 junior loan), and (ii) Tranche B of $42,300,000 for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. The present aggregate amount outstanding thereunder is $88,500,000.
     We have obtained from First Business Bank S.A. of Greece (“FBB”) a loan of $26,250,000 to partly finance the acquisition of the M/V Free Impala, with a presently outstanding balance of $21,900,000.
     All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 1% to 1.375%, are secured by mortgages on the financed vessels, assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits and minimum market values. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flag without the lender’s consent, and distributing earnings only in case of default under any credit agreement. All such covenants have been complied both as of June 30, 2008 and 2007.

     The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of June 30, 2008 and subsequently

(in $ 000’s)	Long-term debt repayment due by period
					More than 5
	Total	Up to 1 year	1 - 3 years	3-5 years	years
HBU	$27,750	$8,500	$9,000	$6,000	$4,250
CREDIT SUISSE - Tranche A	46,200	5,000	15,000	10,000	16,200
FBB	26,250	3,000	9,000	6,000	8,250

As of June 30, 2008	$100,200	$16,500	$33,000	$22,000	$28,700

PLUS subsequent to June 30, 2008:
CREDIT SUISSE - Tranche B	42,300	6,250	9,000	6,000	21,050

Total	$142,500	$22,750	$42,000	$28,000	$49,750
  Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our interim financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.
     Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that impairment occurred, we would determine the fair value of the related asset and we record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of third-party valuations performed on an individual vessel basis.
     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2006 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. During the six months ended June 30, 2007, we changed the estimated useful life for the M/V Free Fighter to 30 years. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton, as of December 31, 2006, which we believe is common in the shipping industry. Prior to July 1, 2005, we had estimated the residual value of our vessels to be $150 per lightweight ton
     An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60-month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost-efficient manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
     Costs capitalized as part of the dry-dock include all work required by the vessel’s classification societies, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery work and electrical work.
     All work that may be carried out during dry-dock time for routine maintenance according to our planned maintenance program and not required by the vessel’s classification societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.
     Accounting for revenues and expenses. Revenues and expenses resulting from each time charter are accounted for on an accrual basis. Time charter revenues are recognized on a straight-line basis over the rental periods of such signed charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. Time charter revenues received in advance are recorded as a liability until charter service is rendered.
     Vessel operating expenses are accounted for on an incurred basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.
     We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.
     Insurance claims. Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. The insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non-recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. We pay the vendors involved in remedying the insured damage, submit claim documentation and upon collection offset the receivable. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

     Recent Accounting Pronouncements
In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”) “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (“GAAP”) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. Those portions of SFAS 157 that were effective for FreeSeas for the fiscal year beginning on January 1, 2008 did not have a material effect on its consolidated financial statements.
In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of SFAS 157., The adoption of SFAS 159 did not have an effect on FreeSeas’ consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R) (“SFAS 141(R)”), “Business Combinations”, which amends principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree. The statement also amends guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) will be effective for any business combinations commenced after January 1, 2009. Accordingly, any business combinations the Company engages in will be recorded and disclosed following existing U.S. GAAP until December 31, 2008.
In December 2007 the FASB issued SFAS No. 160 (“SFAS 160”), “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51”. SFAS 160 states that accounting and reporting for minority interests will be re-characterized as non-controlling interests and classified as a component of equity. SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS 160 is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. We are currently evaluating the expected impact, if any, of the adoption of SFAS 160 on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161 (“SFAS 161”), “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why any entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the expected impact, if any, of the adoption of SFAS 161 on our consolidated financial statements.